September 19, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Andrew Mew
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vivo Participações S.A.
Form 20-F for the year ended December 31, 2006
Filed May 3, 2007
File No. 333-09470

Dear Mr. Mew:

As we discussed telephonically, Vivo Participações S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 6, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter in consultation with the Company’s Brazil-based independent auditor.  However, we understand that the Company believes it will require additional time to consider and respond to the Staff’s comments because its current independent auditor has recently been engaged in accordance with Brazilian law, which requires periodic rotation of auditors.  Accordingly, on the Company’s behalf  we respectfully request an extension of 10 business days beyond the date required by the Comment Letter.  The Company currently expects to be able to file its response on or about October 4, 2007.

We are grateful for the Staff’s assistance with this matter.  Please do not hesitate to call me with any concerns you might have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

Andrés V. Gil

cc:           Mr. Roberto Oliveira de Lima, Vivo Participações S.A.